UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jilin Chemical Industrial Company Limited
(Name of Issuer)

H Shares, par value RMB 1.00 per share
(Title of Class of Securities)

477418107 (American Depositary Shares)
(CUSIP Number)

James M. Callinan ABN AMRO Inc. 55 East 52nd Street, 2nd Floor New York, New York 10055 Tel No.: (212) 409-1023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 477418107 (American Depositary Shares)	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABN AMRO Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON HC

     This constitutes Amendment No. 1 to the Statement on Schedule 13D (the “Schedule 13D”), filed on January 11, 2006 with the Securities and Exchange Commission by ABN AMRO Holding N.V., a public limited liability company incorporated under Dutch law (“ABN AMRO Holding”), with respect to the purchases of H Shares, par value RBM 1.00 per share (the “Shares”), of Jilin Chemical Industrial Company Limited, a company incorporated under the laws of the People’s Republic of China (the “Issuer”).

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

     (a) ABN AMRO Holding, through certain of its subsidiaries, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, beneficially owns no Shares of the Issuer.

     (c) ABN AMRO Holding, through certain of its subsidiaries, tendered all of its Shares of the Issuer pursuant to the tender offer made by PetroChina Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability and a parent company of the Issuer (“PetroChina”), to acquire all outstanding Shares of the Issuer at a price of HK$ 2.8 per share (the “H Share Offer”). On January 6, 2006, PetroChina announced that the conditions to the H Share Offer were satisfied, and the H Share Offer was declared unconditional in all respects on that date. Settlement in cash in respect of the acceptances of the H Share Offer must be made no later than January 16, 2006. The Shares will cease trading on the Hong Kong Stock Exchange beginning on Wednesday, January 18, 2006, and the American Depositary Shares of the Issuer will also cease trading on the New York Stock Exchange.

     (e) As the result of tendering all of its Shares of the Issuer, ABN AMRO Holding, through certain of its subsidiaries, ceased to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer. Accordingly, the Schedule 13D is hereby terminated, and this Amendment No. 1 constitutes the final amendment thereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2006

ABN AMRO HOLDING N.V.

By:	/s/ James M. Callinan

	Name:	James M. Callinan
	Title:	Director – Legal & Compliance Department